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                      [P. H. Glatfelter Company Letterhead]

                                                  July 5, 2006

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attention: Stephen Krikorian
           Accounting Branch Chief

             RE: P. H. GLATFELTER COMPANY (THE "COMPANY")
                 FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2005
                 FORM 10-Q FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2006 FILE NO. 001-03560

Ladies and Gentlemen:

     This letter responds to the Staff's comment letter dated June 20, 2006 regarding the Company's Current Reports on Form 8-K filed on February 16, 2006 and May 11, 2006. For your convenience, the Staff's comment has been reproduced, followed by the Company's response.

Form 8-Ks filed on February 16, 2006 and May 11, 2006
-----------------------------------------------------

1. We note your response to prior comment number 5 with respect to your use of the non-GAAP adjusted earnings financial measure. We do not believe that you have adequately addressed the usefulness of your non-GAAP measure presented. Note, Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures states, "companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items." Therefore, you must either demonstrate the usefulness of your non-GAAP measure or eliminate such measure from your disclosure based on this guidance. In this respect, please address the following:

     - Your response indicates that the items excluded in your non-GAAP measure "are distinguishable from the Company's core papermaking business." Explain why you believe that your core papermaking business does not include the expenses and gains/losses that are excluded from your non-GAAP results, when such items generally result from your operating activities. For example, indicate why your core business reflects the benefits of revenue generated from acquired businesses but does not reflect the merger integration costs. It appears that there would be other costs of such acquisitions that are not being eliminated from each measure. Address why you believe that excluding certain charges is a proper reflection of your core business. Address why the measure includes the revenues but not all
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United States Securities and Exchange Commission
Stephen Krikorian
July 5, 2006
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          the cost associated with generating that revenue. Describe the economic substance behind management's decision to use each non-GAAP measure presented that excludes these non-cash charges.

     - Your response indicates that the items excluded from your non-GAAP measure "will only have an impact over a finite period of time." Explain how you have made this conclusion when you have recognized gains on the disposition of timberlands and restructuring charges in each of the fiscal years ended December 31, 2003 through December 31, 2005. Further, we note that you have recognized insurance recoveries in the fiscal years ended December 31, 2004 and 2005. Therefore, you appear to have a past pattern of incurring such charges and recognizing such gains. Demonstrate why you believe that you will not incur such charges or recognize such gains in the future. We refer you to Question 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

     - Your response indicates that your papermaking businesses' performance can be "obscured" without excluding the "special items" from your GAAP results. Further clarify why you believe that your non-GAAP results provide a clearer indication of your past and future results than your results reported in accordance with GAAP.

     RESPONSE: Our non-GAAP financial measure that we refer to as "adjusted earnings" is meant to present the financial performance of the Company's core papermaking operation, which consists of the production and sale of specialty papers and long fiber and overlay papers, each of which is produced at distinct and separate manufacturing facilities. In evaluating the performance of our papermaking operations in relation to prior periods, management and our Board of Directors focus, and we believe investors focus, on business unit financial performance measures related to our production and sale of our products. The performance of our papermaking operations is evaluated based upon numerous items such as tons sold, average selling prices, gross margins and overhead, among others. We exclude gains on sales of timberlands, restructuring charges, merger integration costs and insurance recoveries in our calculation of adjusted earnings because we believe (i) each of these items is unique and not part of our core papermaking business and, therefore, not indicative of the underlying financial performance of such business and (ii) will only impact our financial results for a limited period of time, which is determinable. Below, for each of the excluded items, is an explanation of the basis for such statements:

          Timberland Sales. Gains from our timberland sales do not represent revenue derived from our production and sale of paper products. Rather, such gains are the result of the disposition of long held assets to monetize the value of such assets and to utilize the proceeds to maintain the financial strength and flexibility of our balance sheet. Management believes it is appropriate to exclude from
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United States Securities and Exchange Commission
Stephen Krikorian
July 5, 2006
page 3

          earnings the gains from such sales because they do not reflect how the Company is performing in its paper making operations. We have recently publicly disclosed our strategy to complete the disposition of additional timberlands within three to five years. Prior to this strategy, we sold certain tracts of our timberland in 2003, 2004 and 2005 in a limited number of discreet transactions. Since any material timberland sales are anticipated be completed no later than the end of 2010, we have concluded that timberland sales will impact our financial results for only a finite period of time.

          Restructuring Activities. Earnings are adjusted to exclude the costs associated with our discrete restructuring activities because they represent charges related to strategic actions taken to reposition the business, reduce production costs and/or rationalize assets. We have undertaken four specific restructuring initiatives at three of our facilities since the fourth quarter of 2002. We believe it is appropriate to exclude such charges from our results because these are unique charges isolated and identifiable with strategic initiatives, and not representative of ongoing costs associated with the production and sale of our paper products. Each initiative was implemented in response to a specific set of circumstances, market conditions and/or other environmental factors affecting the facility's operations. The most significant of the restructuring initiatives were the 2004 North American Restructuring Program (the "NARP") and the restructurings at our operations in Neenah, Wisconsin. The NARP was an initiative focused on reducing the cost structure at our Spring Grove facility and improving financial results of our Specialty Papers business unit, which consisted of a significant workforce reduction and other actions. The Neenah restructuring was completed in two separate initiatives; an initial restructuring in the second half of 2003 and, in connection with our recent acquisition of the facility in Ohio, a shutdown of the facility in the first half of 2006.

          Going forward, we are not planning on undertaking any further significant restructuring initiatives. However, we are analyzing operations at our recently acquired Ohio and United Kingdom facilities to determine if restructuring initiatives at either of those facilities would be prudent. Restructuring activities, if any, at our new facilities are expected to be completed at or before the end of 2007. We believe that any restructuring activities will only have an impact on our financial results over a short period of time because they will be completed at the latest by the end of 2007.

          Merger Integration Costs. The two acquisitions we completed in early 2006 were the first acquisitions we completed since 1998. We have not been, and do not anticipate being in the near term, a highly acquisitive organization. Each acquisition represents unique isolated transactions. Integration costs that have been excluded to arrive at adjusted earnings consist primarily of one time external consulting costs incurred for projects such as the of redesign our organizational
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United States Securities and Exchange Commission
Stephen Krikorian
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          structure and the design and implementation of post merger transitional planning activities. Such items are one-time costs and have been excluded due to their unique and non-recurring nature. Management does not include these charges in evaluating the performance of our business because they do not represent ongoing costs associated with the production and sale of paper products. We have concluded that merger integration costs will only have an impact over a finite period of time because we do not anticipate completing any significant acquisitions in the near term. All material merger integration costs related to our recent acquisitions will be incurred and expensed by the end of 2006.

          Insurance Recoveries. Gains from insurance recoveries are merely the reclamation of prior environmental expenses for which we were insured and are not derived from our production and sale of paper products. We recognized insurance recoveries during 2004 and 2005. However, as we publicly disclosed, we do not anticipate receiving any additional significant insurance recoveries in the foreseeable future as we are not pursuing any additional claims at this time. As a result, insurance recoveries will have no material impact on our financial results for the foreseeable future.

          With the exception of insurance recoveries, as discussed below, for each of the items excluded from adjusted earnings, we believe our treatment of such item has been consistent and all costs and gains associated with such item for the applicable period have been excluded from such non-GAAP measure. Specifically, the adjustment for merger integration costs represents all costs incurred that are not otherwise included as part of purchase price accounting adjustments. However, adjusted earnings in the periods for which insurance recoveries were recorded was not adjusted to eliminate any related legal expenses incurred in such periods in pursuit of such claims, primarily due to the immateriality of such amounts. Based on the Staff's comment, going forward, we will exclude from adjusted earnings all amounts associated with such excluded items recorded in the applicable period.

          As discussed above, we believe that the excluded items are unique and not part of our core papermaking business and should not be considered in evaluating the performance of such operations. As a result, we believe gains represented by such items should not be included in a measure of our core operations and we believe that the costs associated with the excluded items are not costs directly associated with the generation of revenue from our core operations. Gains from timberland sales and insurance recoveries are distinct from revenues generated from paper product sales and, unlike items such as cost of raw materials and overhead costs, restructuring costs and merger integration costs are unique items that do not represent direct costs incurred in the manufacture and sale of our products.

          Management uses adjusted earnings because it is a measure of the performance of the Company's fundamental business, the manufacture and sale of paper products.
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United States Securities and Exchange Commission
Stephen Krikorian
July 5, 2006
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     Adjusted earnings provides a measure of how core operations are performing, which we believe is useful to investors because it allows comparison of such papermaking operations from period to period without the taint of unique items that, while required to be included in results reported in accordance with GAAP, are not directly associated with papermaking.

          Please direct any questions or comments to either me at (717) 225-2794 or Morris Cheston, Jr. (at (215) 864-8609) of Ballard Spahr Andrews & Ingersoll, LLP.

                                      Sincerely,


                                      /s/ John P. Jacunski
                                      ---------------------------
                                      John P. Jacunski
                                      Senior Vice President and
                                      Chief Financial Officer

cc: George H. Glatfelter II
    Glenn Davies
    Morris Cheston, Jr., Esq.